UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Ranpak Holdings Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75321W103

(CUSIP Number)

David Murgio

One Madison Group LLC

3 East 28th Street, Floor 8, New York, New York 10016

(212) 763-0935

Copies to:

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 75321W103	Schedule 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Omar M. Asali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (personal funds of reporting person)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,663,484 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,663,484
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,663,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON IN (Individual)

(1)	Omar Asali directly holds 1,152,465 shares of Class A common stock and warrants to purchase 150,441 shares of Class A common stock. Mr. Asali’s direct beneficial ownership may comprise shares of Class A common stock held in his IRA.

Mr. Asali is the manager of One Madison Group LLC and may be deemed to beneficially own 2,769,929 shares of Class A common stock held by One Madison Group LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the shares of Class A common stock held by One Madison Group LLC except to the extent of his pecuniary interest therein.

Mr. Asali is the managing member of Vivoli Holdings, LLC and may be deemed to beneficially own 1,389,406 shares of Class A common stock held by Vivoli Holdings, LLC and warrants to purchase 201,243 shares of Class A common stock held by Vivoli Holdings, LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the shares of Class A common stock and warrants to purchase shares of Class A common stock held by Vivoli Holdings, LLC except to the extent of his pecuniary interest therein.

(2)	The percentage of beneficial ownership is based on 47,357,632 shares of Class A common stock issued and outstanding as of June 3, 2019, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 6, 2019, and also treats as outstanding the shares of Class A common stock issuable upon exercise of the warrants beneficially owned by Mr. Asali.

CUSIP No. 75321W103	Schedule 13D	Page 3 of 14

1	NAME OF REPORTING PERSON One Madison Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (working capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,769,929
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,769,929
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,769,929
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer)

(1)	The percentage of beneficial ownership is based on 47,357,632 shares of Class A common stock issued and outstanding as of June 3, 2019, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 6, 2019.

CUSIP No. 75321W103	Schedule 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Vivoli Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (affiliate of reporting person)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,590,649 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,590,649
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,590,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer

(1)	Vivoli Holdings, LLC holds 1,389,406 shares of Class A common stock and warrants to purchase 201,243 shares of Class A common stock.

(2)	The percentage of beneficial ownership is based on 47,357,632 shares of Class A common stock issued and outstanding as of June 3, 2019, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 6, 2019, and also treats as outstanding the shares of Class A common stock issuable upon exercise of the warrants owned by Vivoli Holdings, LLC.

CUSIP No. 75321W103	Schedule 13D	Page 5 of 14

Introductory Statement

Omar M. Asali and One Madison Group LLC were initially eligible to report their beneficial ownership of Class A Common Stock (as defined below) on Schedule 13G pursuant to Rule 13d-1(d) of the Act. The Reporting Persons (as defined below) are filing this Schedule 13D because the Reporting Persons have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share, of Ranpak Holdings Corp. (f/k/a One Madison Corporation), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7990 Auburn Road, Concord Township, OH 44077.

In connection with its domestication as a Delaware corporation on May 31, 2019 and its acquisition of Rack Holdings Inc. on June 3, 2019 (the “Business Combination”), the Issuer changed its name from One Madison Corporation (“One Madison”) to Ranpak Holdings Corp. Prior to its domestication as a Delaware corporation, the Issuer was organized as a Cayman Islands exempted company, with a capital structure including Class A, Class B and Class C ordinary shares. Upon the domestication of the Issuer, these ordinary shares were automatically converted into shares of Class A, Class B and Class C common stock, respectively, on a one-for-one basis. For ease of reference, in this Schedule 13D the shares of the Issuer both pre-domestication and post-domestication are referred to as shares of common stock.

Item 2.	Identity and Background

(a) This statement is filed by (i) Omar M. Asali, (ii) One Madison Group LLC (the “Sponsor”) and (iii) Vivoli Holdings, LLC (“Vivoli”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The business address of Mr. Asali is 3 East 28th Street, Floor 8, New York, New York 10016. The business address of the Sponsor is 3 East 28th Street, Floor 8, New York, New York 10016. The business address of Vivoli is 3 East 28th Street, Floor 8, New York, New York 10016.

(c) Mr. Asali is the Executive Chairman of the Issuer. The Sponsor is a Delaware limited liability company. Vivoli is a Delaware limited liability company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Asali is a citizen of the United States of America. The Sponsor is a Delaware limited liability company. Vivoli is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor, funds of an affiliate (Mr. Asali) of Vivoli and the personal funds of Mr. Asali.

CUSIP No. 75321W103	Schedule 13D	Page 6 of 14

Item 4.	Purpose of Transaction.

Background

The Issuer was formed as a blank check company incorporated for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Mr. Asali founded the Issuer and began serving as its Chairman and Chief Executive Officer on July 24, 2017.

Business Combination and Re-Election to the Board of Directors

On December 12, 2018, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Rack Holdings L.P., a Delaware limited partnership (“Seller”), and Rack Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Seller (“Rack Holdings”), pursuant to which, on June 3, 2019, the Issuer acquired all of the issued and outstanding equity interests of Rack Holdings from Seller, on the terms and subject to the conditions set forth in the Stock Purchase Agreement. The transactions set forth in the Stock Purchase Agreement resulted in a “Business Combination” involving the Issuer for purposes of the Issuer’s Amended & Restated Articles of Incorporation (the “Charter”). The Stock Purchase Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Issuer.

In connection with and effective upon the consummation of the Business Combination, on June 3, 2019, Mr. Asali was re-elected to the Board of Directors of the Issuer with a term expiring at the Issuer’s 2022 annual general meeting of shareholders.

Consideration to One Madison’s Shareholders and Warrant Holders in the Business Combination

In connection with the closing of the Business Combination, the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Upon the Domestication, each of the Issuer’s then issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares automatically converted by operation of law into one share of Class A common stock, Class B common stock and Class C common stock, respectively, of the Issuer in accordance with the terms of the Issuer’s Charter. Similarly, all of the Issuer’s outstanding warrants became warrants to acquire shares of Class A common stock or Class C common stock, as applicable, of the Issuer. In connection with the Domestication, the Issuer was renamed Ranpak Holdings Corp.

Forward Purchase Agreement

On October 5, 2017, the Issuer entered into forward purchase agreements (the “Forward Purchase Agreements”) pursuant to which certain investors, including Mr. Asali (the “Forward Purchase Parties”), agreed to purchase an aggregate of 15,000,000 shares of Class A common stock and Class C common stock (collectively, the “Forward Purchase Shares”), plus an aggregate of 5,000,000 redeemable warrants (the “Forward Purchase Warrants”), for an aggregate purchase price of $10.00 per share of Class A common stock or Class C common stock, as applicable, in a private placement to occur concurrently with the closing of the Business Combination. Each Forward Purchase Warrant is exercisable for one share of the Issuer’s Class A common stock or one share of the Issuer’s Class C common stock at a price of $11.50 per share. In connection with these agreements, the Issuer issued to the Forward Purchase Parties an aggregate of 3,750,000 shares of Class B common stock (the “Forward Purchase Class B Shares”) for $0.01 per share.

The Forward Purchase Agreement with Mr. Asali (the “Asali Forward Purchase Agreement”) provided for the purchase by Mr. Asali of 2,355,500 shares of Class A common stock and redeemable warrants to purchase 785,167 shares of Class A common stock, for aggregate consideration of $23,555,000. The Issuer also issued to Mr. Asali 588,875 shares of Class B for aggregate consideration of $5,888.75.

The foregoing description of the Asali Forward Purchase Agreement is qualified in its entirety by reference to the Asali Forward Purchase Agreement which is attached hereto as Exhibit 1(a)-(b) and incorporated herein by reference.

CUSIP No. 75321W103	Schedule 13D	Page 7 of 14

Forward Purchase Agreement Assignment and Assumption Agreement

Concurrently with the execution of the Stock Purchase Agreement, Mr. Asali entered into an assignment and assumption agreement (the “FPA Assignment and Assumption Agreement”) with Gerard Griffin, pursuant to which Mr. Asali assigned to Mr. Griffin, on the terms and subject to the conditions set forth therein, the right and obligation under the Asali Forward Purchase Agreement to acquire 350,000 Forward Purchase Shares and 62,057 Forward Purchase Warrants. Mr. Asali also transferred to Mr. Griffin 87,500 Forward Purchase Class B Shares for $0.01 per share, for aggregate consideration of $875.00.

The foregoing description of the FPA Assignment and Assumption Agreement is qualified in its entirety by reference to the FPA Assignment and Assumption Agreement which is attached hereto as Exhibit 2 and incorporated herein by reference.

Subscription Agreements

Concurrently with the execution of the Stock Purchase Agreement, the Issuer entered into subscription agreements (the “Subscription Agreements”) pursuant to which certain investors, including Mr. Asali (the “Subscription Parties”), agreed to purchase an aggregate of 14,200,000 shares of the Issuer’s Class A common stock or Class C common stock, for a purchase price of $10.00 per share of Class A common stock or Class C common stock in a private placement to occur concurrently with the closing of the Business Combination.

The Subscription Agreement with Mr. Asali (the “Asali Subscription Agreement”) provided for the purchase by Mr. Asali of 72,004 shares of Class A common stock, for aggregate consideration of $720,040.

The foregoing description of the Asali Subscription Agreement is qualified in its entirety by reference to the Asali Subscription Agreement which is attached hereto as Exhibit 3 and incorporated herein by reference.

Reallocation Agreement

Concurrently with the execution of the Stock Purchase Agreement, the Issuer entered into an amended and restated reallocation agreement (the “Reallocation Agreement”) with the Forward Purchase Parties and the Subscription Parties pursuant to which the Forward Purchase Class B Shares issued and the rights to acquire Forward Purchase Warrants arising under the Forward Purchase Agreements were reallocated among the Forward Purchase Parties and the Subscription Parties on a pro rata basis based on the aggregate amount of equity financing provided under the Forward Purchase Agreements and the Subscription Agreements. After giving effect to the Reallocation Agreement, Mr. Asali retained 263,763 Forward Purchase Class B Shares and the right to acquire 351,684 Forward Purchase Warrants.

The foregoing description of the Reallocation Agreement is qualified in its entirety by reference to the Reallocation Agreement which is attached hereto as Exhibit 4 and incorporated herein by reference.

Earnout for Forward Purchase Class B Shares

On May 13, 2019, the Issuer and certain of the Forward Purchase Parties, including Mr. Asali, entered into an earnout agreement (the “Forward Purchase Earnout Agreement”), pursuant to which the consenting Forward Purchase Parties agreed to an earnout provision with respect to the 3,750,000 Forward Purchase Class B Shares, including the 263,763 Forward Purchase Class B Shares held by Mr. Asali. As a result of the Forward Purchase Earnout Agreement, all 3,750,000 of the Forward Purchase Class B Shares (including the shares of Class A common stock into which such shares converted at the closing of the Business Combination), including the Forward Purchase Class B Shares held by Mr. Asali, will be surrendered for no consideration unless, prior to the tenth anniversary of the closing of the Business Combination, (A) the closing price of the Issuer’s Class A common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its shareholders having the right to exchange their shares or the Issuer otherwise undergoes a change of control.

The Forward Purchase Class B Shares will not participate in cash dividends or other cash distributions payable to holders of the common stock of the Issuer prior to the date on which the applicable earnout conditions have been satisfied, whereupon the Forward Purchase Class B Shares will be entitled to all cash dividends and cash distributions paid on the common stock of the Issuer after the business combination as if they had been holders of record entitled to receive distributions on the applicable record date.

The foregoing description of the Forward Purchase Earnout Agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

CUSIP No. 75321W103	Schedule 13D	Page 8 of 14

Working Capital Promissory Note

Concurrently with the execution of the Stock Purchase Agreement, the Issuer issued a $4,000,000 Global Promissory Note (the “Working Capital Promissory Note”) to certain of the sources of equity financing for the Business Combination under the Forward Purchase Agreements and the Subscription Agreements, including Mr. Asali, in exchange for $4,000,000 of financing to be used for the payment of working capital expenses, including expenses incurred in connection with the Business Combination.

The foregoing description of the Working Capital Promissory Note is qualified in its entirety by reference to the Form of Global Promissory Note which is attached hereto as Exhibit 6 and incorporated herein by reference.

Private Placement Warrants; Warrant Exchange Agreement

Simultaneously with the closing of the Issuer’s IPO, the Issuer entered into Private Placement Warrant Purchase Agreements (the “Private Placement Warrant Purchase Agreements”) pursuant to which certain investors, including Mr. Asali (the “Private Placement Warrant Purchasers”), purchased an aggregate of 8,000,000 warrants (“Private Placement Warrants”) at a price of $1.00 per warrant. Each Private Placement Warrant is exercisable for one share of the Issuer’s Class A common stock or one share of the Issuer’s Class C common stock at a price of $11.50 per share.

Pursuant to the Private Placement Warrant Purchase Agreement with Mr. Asali (the “Asali Private Placement Warrants Purchase Agreement”), Mr. Asali purchased 2,006,041 Private Placement Warrants for aggregate consideration of $2,006,041.

The foregoing description of the Asali Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the Asali Private Placement Warrants Purchase Agreement which is attached hereto as Exhibit 7.

Subsequently, on March 27, 2019, the Issuer entered into a warrant exchange agreement (the “Warrant Exchange Agreement”) with certain of the Private Placement Warrants Purchasers, including Mr. Asali, pursuant to which, at the closing of the Business Combination, the Private Placement Warrants held by such Private Placement Warrant Purchasers would be deemed automatically canceled in full and in consideration therefor, the Issuer would issue to each such Private Placement Warrants Purchaser, on a private placement basis, Class A Common Stock or Class C common stock, of the Issuer, based upon an exchange ratio of 10 Private Placement Warrants for one Class A Common Stock or Class C common stock, as applicable (the “Warrant Exchange”).

The foregoing description of the Warrant Exchange Agreement is qualified in its entirety by reference to the Warrant Exchange Agreement which is attached hereto as Exhibit 8 and incorporated herein by reference.

Securities Subscription Agreement

On July 18, 2017, pursuant to a securities subscription agreement (the “Securities Subscription Agreement”) the Issuer issued 8,625,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor in exchange for a capital contribution of $25,000. This number included 1,125,000 Founder Shares that were subsequently forfeited due to the underwriters’ over-allotment option in the Issuer’s IPO not being exercised. In January 2018, the Sponsor transferred 240,000 Founder Shares to the Issuer’s independent directors at their original purchase price. Subsequently, 60,000 of the 240,000 Founder Shares were forfeited back to the Sponsor due to the resignation of one of the Issuer’s directors in May 2018. In January 2018, the Sponsor transferred 525,000 Founder Shares to BSOF Master Fund L.P., a Cayman Islands exempted limited partnership, and BSOF Master Fund II L.P., a Cayman Islands exempted limited partnership, both affiliates of The Blackstone Group L.P. (together, the “BSOF Entities”). In October 2018, the Sponsor sold 100,000 Founder Shares to the Issuer’s Chief Financial Officer at the time and 423,000 Founder Shares to certain employees of the Sponsor at $.006 per share.

CUSIP No. 75321W103	Schedule 13D	Page 9 of 14

In December 2017, the Issuer and the Sponsor amended the Securities Subscription Agreement to include an “earnout” clause which required the forfeiture of certain Founder Shares by the Sponsor under certain circumstances as described in the agreement.

The foregoing description of the Securities Subscription Agreement and Amendment No. 1 to the Securities Subscription Agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement and amendment, which are filed as Exhibit 9(a)-(b) hereto, and incorporated herein by reference.

Modification of Securities Subscription Agreement and Sponsor Earnout

On May 13, 2019, the Issuer and the Sponsor entered into the second amendment (the “Sponsor Earnout Amendment”) to the Securities Subscription Agreement. Pursuant to the Sponsor Earnout Amendment, the Sponsor agreed to certain modifications with respect to the earnout provision that applies to the Founder Shares it holds pursuant to the Securities Subscription Agreement. As a result of these modifications, (i) 50% of the Founder Shares held by the Sponsor immediately following the Issuer’s IPO, or 3,397,500 Founder Shares (the “First Earnout Shares”), will be surrendered for no consideration unless, prior to the tenth anniversary of the closing of the Business Combination, (A) the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its shareholders having the right to exchange their shares or the Issuer otherwise undergoes a change of control and (ii) 50% of the Founder Shares held by the Sponsor immediately following the Issuer’s IPO, or 3,397,500 Founder Shares (the “Second Earnout Shares”), will be surrendered for no consideration unless, prior to the tenth anniversary of the closing of the Business Combination, (A) the closing price of the Issuer’s Class A Common Stock equals or exceeds $17.00 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its shareholders having the right to exchange their shares or the Issuer otherwise undergoes a change of control. In the event that any of the Founder Shares held by the Sponsor were forfeited to the Issuer as a result of the redemption of the Issuer’s Class A Shares in connection with the shareholder vote to approve the Business Combination, such forfeitures would reduce first, the Second Earnout Shares and next, the First Earnout Shares.

The First Earnout Shares and the Second Earnout Shares will not participate in cash dividends or other cash distributions payable to holders of the common stock of the Issuer prior to the date on which the earnout conditions applicable to the First Earnout Shares and the Second Earnout Shares, respectively, have been satisfied, whereupon the First Earnout Shares or the Second Earnout Shares, as applicable, will be entitled to all cash dividends and cash distributions paid on the common stock of the Issuer after the business combination as if they had been holders of record entitled to receive distributions on the applicable record date.

The foregoing description of the Sponsor Earnout Amendment is not a complete description thereof and is qualified in its entirety by reference to the full text of such amendment, which is filed as Exhibit 10 hereto, and incorporated herein by reference.

Shareholder Redemptions

In connection with the shareholder vote to approve the Business Combination, public shareholders had the right to elect to redeem all or a portion of their public shares for a per-share price calculated in accordance with the One Madison’s charter. Public shareholders holding 15,418,654 shares validly elected to redeem their public shares.

Pursuant to the Issuer’s Charter, one Founder Share was forfeited for each four redeemed public shares. As a result of the shareholder redemptions, at the Closing of the Business Combination, 3,502,071 Founder Shares held by the Sponsor were forfeited for no consideration. The remaining 2,769,929 Founder Shares held by the Sponsor automatically converted into 2,769,929 shares of Class A Common Stock, all of which constitute First Earnout Shares.

CUSIP No. 75321W103	Schedule 13D	Page 10 of 14

Letter Agreement

On January 17, 2018, the Sponsor and Mr. Asali agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), not to transfer, assign or sell any of their Founder Shares (the “Founder Share Lock-Up”) until the earlier of (A) one year after the completion of an initial business combination and (B) the date following the completion of a business combination on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”). Notwithstanding the foregoing, if, subsequent to a business combination, the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, the Founder Shares shall be released from the Founder Shares Lock-up.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 11 and incorporated herein by reference.

Registration Rights Agreement

On January 17, 2018, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain registration rights in respect of the Private Placement Warrants and the Class A Common Stock underlying the Founder Shares. Pursuant to the Forward Purchase Agreements and the Subscription Agreements, the Issuer has also granted certain registration rights in respect of the Forward Purchase Shares, the Forward Purchase Warrants and the Class A Common Stock underlying the Forward Purchase Warrants and the shares of Common Stock issued pursuant to the Subscription Agreements. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 12 and incorporated herein by reference.

Closing of the Business Combination

Immediately prior to the Business Combination, Mr. Asali assigned to Vivoli a portion of Mr. Asali’s rights to purchase shares of Class A common stock and warrants to purchase Class A common stock pursuant to the Asali Forward Purchase Agreement.

On June 3, 2019, at the closing of the Business Combination:

(1)	pursuant to the Asali Forward Purchase Agreement, the FPA Assignment and Assumption Agreement, the Reallocation Agreement and the Asali Subscription Agreement, the Issuer issued to Mr. Asali and Vivoli Holdings an aggregate 2,077,504 shares of Class A Common Stock and 351,684 warrants to purchase Class A Common Stock for aggregate consideration of $20,775,040 (net of amounts previously funded by Mr. Asali pursuant to the Working Capital Promissory Note);

(2)	the 263,763 Forward Purchase Class B Shares issued to Mr. Asali pursuant to the Asali Forward Purchase Agreement and retained by Mr. Asali after the transfer by Mr. Asali or certain Forward Purchase Class B Shares pursuant to the FPA Assignment and Assumption Agreement and the Reallocation Agreement automatically converted into 263,763 shares of Class A Common Stock, which shares remain subject to the earnout provisions set forth in the Forward Purchase Earnout Agreement;

(3)	pursuant to the Warrant Exchange Agreement, the 2,006,041 Private Placement Warrants held by Mr. Asali were deemed automatically canceled in full and in consideration therefor, the Issuer issued to Mr. Asali 200,604 shares of Class A Common Stock;

(4)	3,502,071 Founder Shares held by the Sponsor were forfeited for no consideration, and the remaining 2,769,929 Founder Shares held by the Sponsor automatically converted into 2,769,929 shares of Class A Common Stock, all of which constitute First Earnout Shares and remain subject to the earnout provisions set forth in the Sponsor Earnout Amendment and the Founder Share Lock-Up; and

(5)	the Working Capital Promissory Note was deemed repaid in full.

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Shared Services Agreement

On June 3, 2019, the Issuer entered into a shared services agreement (the “Shared Services Agreement”) with the Sponsor, pursuant to which the Sponsor may provide or cause to be provided to the Issuer certain services from and after June 3, 2019. The Shared Services Agreement provides for a broad array of potential services, including administrative and “back office” or corporate-type services. Costs incurred by the Sponsor in providing the shared services will be allocated to the Issuer. Payment under the Shared Services Agreement will be on a quarterly basis, based on a good faith estimate of Issuer expenses for each upcoming fiscal quarter, subject to a true-up for the actual expenses incurred by the Issuer at the end of each such fiscal quarter. The Shared Services Agreement will continue until (i) the mutual agreement of the Issuer and the Sponsor to terminate the agreement or (ii) the agreement is otherwise terminated by the Sponsor pursuant to the provisions therein. The Issuer will indemnify the Sponsor in connection with the services provided by the Sponsor to the Issuer.

The foregoing description of the Shared Services Agreement is qualified in its entirety by reference to the Shared Services Agreement which is attached hereto as Exhibit 13.

Executive Chairman Offer Letter

The Issuer has entered into an offer letter agreement with Omar Asali to serve as the Executive Chairman of the Issuer (the “Asali Offer Letter”), effective as of and contingent upon the closing of the Business Combination. In connection with his appointment, the Compensation Committee of the Board of Directors of the Issuer (the “Compensation Committee”) approved a grant to Mr. Asali of a one-time award of performance restricted stock units (“Performance RSUs”) with a grant date fair value, at target, of $1,000,000, which will be subject to the terms and conditions of the Issuer’s 2019 Equity Incentive Plan (the “2019 Plan”). Performance RSUs will be earned between 0% and 150% of target based on the Issuer’s achievement of adjusted EBITDA metrics for fiscal year 2019. Earned Performance RSUs will vest ratably in three equal installments on each of January 1, 2020, 2021 and 2022, subject to the participant’s continued employment on the vesting date. The award of Performance RSUs described above is the only compensation that is intended to be provided to Mr. Asali in exchange for his services as an employee. Mr. Asali is subject to a confidentiality covenant.

The foregoing description of the Asali Offer Letter is qualified in its entirety by reference to the Asali Offer Letter which is attached hereto as Exhibit 14.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional common stock and/or warrants, selling some or all of its common stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the common stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

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Item 5.	Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d) None

(e) None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

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Item 7.	Material to be Filed as Exhibits.

1(a)	Form of Forward Purchase Agreement among the Issuer, Sponsor, and Omar M. Asali (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-220956) (the “Form S-1”) filed with the SEC on October 13, 2017).

1(b)	Form of Amendment No. 1 to Forward Purchase Agreement (incorporated by reference to Exhibit 10.15 to the Issuer’s Amendment No. 1 to the Form S-1 filed with the SEC on January 5, 2018).

2	Forward Purchase Assignment and Assumption Agreement, dated December 12, 2018, between Omar Asali and Gerard Griffin (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-38348), filed with the SEC on December 13, 2018).

3	Form of Subscription Agreement, dated December 12, 2018, between the Issuer and certain investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38348), filed with the SEC on December 13, 2018).

4	Form of Amended and Restated Reallocation Agreement, dated December 12, 2018, among the Issuer, the parties to the forward purchase agreements and the parties to the subscription agreements (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on December 13, 2018).

5	Forward Purchase Earnout Agreement dated May 13, 2019, among the Issuer and certain anchor investors (incorporated by reference to Exhibit 10.2 (“Anchor Earnout Agreement”) to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on May 15, 2019).

6	Form of Global Promissory Note, dated December 12, 2018, among the Issuer and certain investors (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-38348), filed with the SEC on December 13, 2018).

7	Warrant Agreement, dated January 17, 2018, between the Issuer and Continental Stock Transfer & Trust Issuer, as warrant agent (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on January 22, 2018).

8	Warrant Exchange Agreement, dated March 27, 2019 among the Issuer and certain holders of the private placement warrants (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on March 28, 2019).

9(a)	Securities Subscription Agreement, dated July 18, 2017, between Sponsor and the Issuer (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-220956), filed with the SEC on October 13, 2017).

9(b)	Amendment No. 1 dated December 1, 2017 to the Securities Subscription Agreement, dated July 18, 2017, between One Madison Group LLC and the Registrant (incorporated by reference to Exhibit 10.12 to the Issuer’s Form S-1/A (File No. 001-38348) filed with the SEC on January 5, 2018).

10	Second Amendment, dated May 13, 2019, to the Securities Subscription Agreement, dated July 18, 2017, as amended on December 1, 2017, by and between the Sponsor and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report Form 8-K (File No. 001-38348) filed with the SEC on May 15, 2019).

11	Letter Agreement, dated January 17, 2018, among the Issuer, the Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38348), filed with the SEC on January 22, 2018).

12	Registration Rights Agreement, dated January 17, 2018, among the Issuer, One Sponsor and the investors party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on January 22, 2018).

13	Form of Shared Services Agreement between the Sponsor and the Issuer, (incorporated by reference to Exhibit 10.17 to the Issuer’s Form S-4/A (File No. 001-38348) filed with the SEC on April 8, 2019).

14	Offer Letter Agreement, dated June 3, 2019, by and between the Issuer and Omar Asali (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K) (File No. 001-38348) filed with the SEC on June 6, 2019).

15	Joint Filing Agreement, dated June 13, 2019 by and among the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: June 13, 2019

By:	/s/ Omar M. Asali
Name:	Omar M. Asali

ONE MADISON GROUP LLC

By:	/s/ Omar M. Asali
Name:	Omar M. Asali
Title:	Manager

VIVOLI HOLDINGS, LLC

By:	/s/ Omar M. Asali
Name:	Omar M. Asali
Title:	Managing Member